Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2014

New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Operating highlights
4	Development and exploration highlights
4	Financial highlights
5	Corporate developments
5	2014 OUTLOOK
6	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
6	Key performance drivers
8	Economic outlook
9	CORPORATE SOCIAL RESPONSIBILITY
10	FINANCIAL AND OPERATING RESULTS
10	Summary of quarterly financial and operating results
13	Summary of year-to-date financial and operating results
16	Review of operating mines
26	DEVELOPMENT AND EXPLORATION REVIEW
30	FINANCIAL CONDITION REVIEW
30	Balance sheet review
31	Liquidity and cash flow
33	Commitments
33	Contingencies
34	Contractual obligations
34	Related party transactions
34	Off-balance sheet arrangements
34	Outstanding shares
34	NON-GAAP FINANCIAL PERFORMANCE MEASURES
38	ENTERPRISE RISK MANAGEMENT
38	General risks
39	Financial risk management
43	CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
46	CONTROLS AND PROCEDURES
47	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2014

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014 and 2013 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2013 and the related Management’s Discussion and Analysis. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at October 29, 2014. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada and Chile. With a strong liquidity position, a simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy. During the third quarter of 2014, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), combined to produce 93,367 ounces of gold, 25.6 million pounds of copper and 230,717 ounces of silver as a result of continued strong performances at New Afton, Mesquite and Peak Mines offset by planned gold production decreases in the quarter at Cerro San Pedro.

New Gold’s production costs remain very competitive when compared to the broader gold mining space. In the third quarter of 2014, New Gold had total cash costs(1) of $311 per ounce compared to $280 per ounce in the prior-year period and all-in sustaining costs(1) of $848 per ounce compared to $779 per ounce in the same prior-year period. The Company believes that it continues to further establish itself as one of the lowest cost producers in the industry. New Gold has been able to maintain its costs at a level it believes are well below the industry average as the Company also produces silver and copper as by-product metals which have historically moved in line with, and acted as an offset to, some of the input cost pressures faced by the mining industry.

On August 14, 2014, New Gold announced the closing of a $300.0 million revolving credit facility. The facility has a term of four years and replaces the Company’s previous $150.0 million revolving credit facility. The facility further enhances the Company’s financial position and provides the Company with additional financial flexibility.

On September 29, 2014, New Gold announced the appointment of David Schummer as Executive Vice President and Chief Operating Officer. As New Gold’s Chief Operating Officer, Mr. Schummer will be responsible for the Company’s operating mines and will work closely with Robert Gallagher, President and Chief Executive Officer, on advancing New Gold’s growth projects.

New Gold continues to build on its successful portfolio which now consists of four operating mines and three development projects, all located in jurisdictions that are considered favourable to mining activities.

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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financial and operating highlights

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating information:
Gold (ounces):
Produced (1)	93,367	94,038	274,144	291,168
Sold (1)	88,168	94,082	266,956	287,300
Silver (ounces):
Produced (1)	230,717	296,135	1,065,574	1,221,779
Sold (1)	233,644	297,681	1,064,433	1,193,413
Copper (thousands of pounds):
Produced (1)	25,644	23,701	77,021	61,366
Sold (1)	22,712	23,455	72,157	58,847
Average realized price (2):
Gold ($/ounce)	1,236	1,359	1,283	1,375
Silver ($/ounce)	19.66	21.15	19.90	24.13
Copper ($/pound)	3.11	3.25	3.06	3.24
Total cash costs per gold ounce sold (2)(3)	311	280	272	399
All-in sustaining costs per gold ounce sold (2)(3)	848	779	754	905
Total cash costs per gold ounce sold on a co-product basis (2)(3)	666	686	668	731
All-in sustaining costs per gold ounce sold on a co-product basis (2)(3)	983	989	951	1,056

Financial Information:
Revenues	169.3	196.0	537.9	581.3
Operating margin(2)	75.1	93.9	249.9	267.5
Earnings from mine operations	21.4	51.2	91.9	142.8
Net (loss) earnings	(59.6)	12.2	(45.2)	63.5
Adjusted net earnings(2)	5.4	20.0	31.8	44.6
Net cash generated from operations	58.2	36.2	198.9	72.2
Adjusted net cash generated from operations(2)	58.2	54.0	198.9	155.7
Adjusted net cash generated from operations before changes in non-cash operating working capital(2)	78.6	68.0	240.6	186.8
Capital expenditures	73.7	63.7	190.6	201.1
Total assets	4,250.7	4,496.8	4,250.7	4,496.8
Cash and cash equivalents	416.1	428.8	416.1	428.8
Long-term debt	871.9	859.7	871.9	859.7

Share Data:
Earnings (loss) per share:
Basic	(0.12)	0.02	(0.09)	0.13
Diluted	(0.12)	0.02	(0.09)	0.13
Adjusted net earnings per basic share (2)	0.01	0.04	0.06	0.09
Share price as at September 30 (TSX – Canadian dollars)	5.67	6.14	5.67	6.14
Weighted average outstanding shares (basic) (millions)	504	495	504	483

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and adjusted net cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended September 30, 2014 would be $10.54 per ounce of silver (2013 - $10.55) and $1.83 per pound of copper (2013 - $1.75). The 2013 comparative figures for silver have been adjusted to include silver at Peak Mines and New Afton. Co-product all-in sustaining costs for the three months ended September 30, 2014 would be $15.59 per ounce of silver (2013 -$15.26) and $2.63 per pound of copper (2013 - $2.48). For the nine months ended September 30, 2014 co-product total cash costs would be $10.15 per ounce of silver (2013 - $12.52) and $1.73 per pound of copper (2013 - $1.85). Co-product all-in sustaining costs for the nine months ended September 30, 2014 would be $14.53 per ounce of silver (2013 - $18.23) and $2.41 per pound of copper (2013 - $2.62).

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OPERATING HIGHLIGHTS

•      Gold production for the third quarter of 2014 was 93,367 ounces, compared to 94,038 ounces in the prior-year period. Consistent production from New Afton and production increases from Mesquite and Peak Mines were offset by planned lower production at Cerro San Pedro. New Afton’s gold production remained consistent with the prior-year period and the first two quarters of 2014. The continued strong gold production was a result of increased average daily throughput levels to over 13,000 tonnes in the third quarter, which has offset planned decreases in gold grade. Peak Mines’ production increased as a result of mining and processing higher gold grade compared to the prior-year period and Mesquite’s gold production increased as expected in the third quarter as additional ore tonnes were placed on the heap leach pad in the latter half of the second quarter compared to the prior-year period. Production at Cerro San Pedro was lower than the prior-year period as Cerro San Pedro’s mining activity in the first half of the year was primarily focused on waste stripping. However, ore tonnes placed on the heap leach pad and gold grade increased throughout the third quarter at Cerro San Pedro, and this is expected to drive higher fourth quarter production. For the nine months ended September 30, 2014, gold production was 274,144 ounces compared to 291,168 ounces in the same prior-year period. Consolidated gold production is scheduled to increase in the fourth quarter, benefitting from the combination of expected continued strong performances at New Afton and Peak Mines and increased ore tonnes being placed on the heap leach pads at both Mesquite and Cerro San Pedro.

•      Gold sales were 88,168 ounces for the third quarter of 2014 compared to 94,082 ounces in the prior-year period. Gold sales volumes are below production due to timing of concentrate sales. For the nine months ended September 30, 2014, gold sales were 266,956 ounces compared to 287,300 ounces in the same prior-year period.

•      Copper production for the third quarter of 2014 was 25.6 million pounds, compared to 23.7 million pounds in the prior-year period. This increased production was from both New Afton and Peak Mines. New Afton copper production was slightly above the prior-year period due to increased mill throughput levels offsetting decreases in copper grade and recoveries resulting from the higher throughput levels. Peak Mines achieved a 64% increase in copper production compared to the prior-year period benefitting from higher copper grade and increased recovery. For the nine months ended September 30, 2014, copper production was 77.0 million pounds compared to 61.4 million pounds in the prior-year period.

•      Copper sales were 22.7 million pounds for the third quarter of 2014 compared to 23.5 million pounds in the prior-year period. The difference between copper production and sales is primarily attributable to timing of sales for copper which should be realized in the fourth quarter. For the nine months ended September 30, 2014, copper sales were 72.2 million pounds compared to 58.8 million pounds in the prior-year period.

•      Total cash costs per gold ounce sold, net of by-product sales, increased to $311 per ounce for the third quarter of 2014, compared to $280 per ounce in the prior-year period. The increase in cash costs relative to the prior-year period was primarily driven by decreased copper and silver by-product revenue and lower gold sales offset by a slight benefit from foreign exchange movements in most jurisdictions. Total cash costs per gold ounce sold, net of by-product sales, were $272 per ounce for the nine months ended September 30, 2014 compared to $399 per ounce in the prior-year period.

•      All-in sustaining costs per gold ounce sold increased to $848 per ounce for the third quarter of 2014, compared to $779 per ounce in the prior-year period. In addition to the increase from the cash cost component, all-in sustaining costs increased due to a slight increase in sustaining capital expenditures as well as lower gold sales due to timing of sales compared to the prior-year period. All-in sustaining costs per gold ounce sold were $754 per ounce for the nine months ended September 30, 2014 compared to $905 per ounce in the prior-year period.

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DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•      At New Afton, on July 7, 2014, the Company announced that the C-zone Measured and Indicated gold resource has increased by 24% and the C-zone copper resource by 29% when compared to year-end 2013. On September 11, 2014, the Company completed an additional 20 holes totalling 13,449 metres from drilling through mid-August 2014. These additional holes have focused on upgrading the C-zone resource classification and expanding it as it extends laterally to the west.

•      At Rainy River, the Company successfully concluded an Impacts and Benefits Agreement with Rainy River First Nations and Naicatchewenin First Nation on October 10, 2014.

FINANCIAL HIGHLIGHTS

• Revenues were $169.3 million for the third quarter of 2014, compared to $196.0 million in the same prior-year period. Revenue was impacted by the decrease in sales in addition to lower average realized prices of all metals compared to the prior-year period. Gold sales were down quarter over quarter, as the Company continued stripping Phase 5 at Cerro San Pedro to facilitate the mining of the remaining reserve through the fourth quarter of 2014 and through 2015. The average realized prices for the third quarter of 2014 were $1,236 per ounce of gold, $19.66 per ounce of silver and $3.11 per pound of copper, compared to $1,359 per ounce of gold, $21.15 per ounce of silver and $3.25 per pound of copper in the third quarter of 2013. Revenues were $537.9 million in the nine months ended September 30, 2014 compared to $581.3 million in the same prior-year period.

• Earnings from mine operations were $21.4 million for the third quarter of 2014, compared to $51.2 million in the same prior-year period. The decrease in earnings from mine operations is primarily attributed to lower gold sales and lower average realized prices. While New Afton and Peak Mines contributed to an increase in earnings from mine operations, lower ore tonnes mined at Cerro San Pedro reduced earnings from mine operations. For the nine months ended September 30, 2014, earnings from mine operations were $91.9 million compared to $142.8 million in the same prior-year period.

• Net loss of $59.6 million or $0.12 per basic share for the third quarter of 2014 compared to net earnings of $12.2 million or $0.02 per basic share in the prior-year period. Net earnings were negatively impacted by a new tax rate legislated in Chile that was effective September 2014. The rate increased from 20% to 35%, and resulted in an increased tax expense of $48.1 million in the third quarter of 2014 relative to $10.3 million in the third quarter of 2013. Additionally, net earnings were impacted by the change in earnings from mine operations discussed above in combination with the impact of non-operating “Other gains and losses”, where a loss of $13.8 million was recorded for the third quarter of 2014 relative to a gain of $5.9 million in the third quarter of 2013. Other gains and losses consists primarily of foreign exchange gains or losses, and gains or losses on the mark-to-market measurement of the Company’s share purchase warrants. For the nine months ended September 30, 2014, the Company has a net loss of $45.2 million or $0.09 per basic share compared to net earnings of $63.5 million or $0.13 per basic share in the same prior-year period.

• Adjusted net earnings were $5.4 million or $0.01 per basic share for the third quarter of 2014, relative to adjusted net earnings of $20.0 million or $0.04 per basic share in the same prior-year period. Adjusted net earnings were impacted by the change in earnings from mine operations offset by lower exploration expense and a decrease in finance costs. For the nine months ended September 30, 2014, adjusted net earnings were $31.8 million or $0.06 per basic share compared to $44.6 million or $0.09 per basic share in the same prior-year period.

• Net cash generated from operations was $58.2 million for the third quarter of 2014 compared to $36.2 million in the same prior-year period. While New Afton, Peak Mines and Mesquite added to New Gold’s net cash generated from operations, operating cash use at Cerro San Pedro partially offset the benefit. Additionally, the third quarter of 2014 saw a benefit from lower income taxes paid relative to the prior-year period. There was no adjustment to net cash generated from operations in the third quarter of 2014, however in the prior-year period, net operating cash flow was adjusted by Rainy River transaction costs of $4.9 million and Rainy River acquisition expenses of $12.9 million, resulting in adjusted net cash generated from operations of $54.0 million. In the nine months ended September 30, 2014, net cash generated from operations was $198.9 million compared to $72.2 million ($155.7 million on an adjusted basis) in the same prior-year period.

• Adjusted net cash generated from operations before changes in non-cash operating working capital was $78.6 million for the third quarter of 2014 compared to $68.0 million in the same prior-year period. In the nine months ended September 30, 2014, adjusted net cash generated from operations before changes in non-cash operating working capital was $240.6 million compared to $186.8 million in the same prior-year period.

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•  Cash and cash equivalents were $416.1 million at September 30, 2014 compared to $414.0 million at June 30, 2014 and $414.4 million at December 31, 2013. In the third quarter of 2014, net cash generated from operations of $58.2 million was offset by cash used in investing activities of $52.9 million. In the nine months ended September 30, 2014, net cash generated from operations of $198.9 million was offset by cash used in investing activities of $169.1 million with the remainder used in financing activities.

corporate developments

The Company continues to pursue disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has successfully enhanced the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. In short, New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On July 7, 2014, New Gold announced a mid-year update of the New Afton C-zone mineral resource. The C-zone Measured and Indicated gold resources have increased by 24% and the C-zone copper resources by 29% when compared to year-end 2013. The increase in gold and copper was driven by the upgrading of Inferred resources into the Measured and Indicated categories through infill drilling. On September 11, 2014, the Company completed an additional 20 holes totalling 13,449 metres from drilling through mid-August 2014. These additional holes have focused on upgrading the C-zone resource classification and expanding it as it extends laterally to the west.

On August 14, 2014, New Gold announced the closing of a $300.0 million revolving credit facility. The facility has a term of four years and replaces the Company’s previous $150.0 million revolving credit facility. The facility further enhances the Company’s financial position and provides the Company with additional financial flexibility.

On September 29, 2014, New Gold announced the appointment of David Schummer as Executive Vice President and Chief Operating Officer. As New Gold’s Chief Operating Officer, Mr. Schummer will be responsible for the Company’s operating mines and will work closely with Robert Gallagher, President and Chief Executive Officer, on advancing New Gold’s growth projects.

2014 OUTLOOK

New Gold is pleased to reiterate its guidance for 2014 as follows:

2014 PRODUCTION AND COST GUIDANCE

	Gold Production	Copper Production	Silver Production	Total cash costs	All-in sustaining costs
	(thousands of ounces)	(millions of pounds)	(thousands of ounces)	(per ounce)	(per ounce)
New Afton	102 - 112	78 - 84	200 - 300	($1,260) - ($1,240)	($620) - ($600)
Mesquite	113 - 123	-	-	$930 - $950	$1,310 - $1,330
Peak Mines	95 - 105	14 - 16	50 - 150	$630 - $650	$1,065 - $1,085
Cerro San Pedro	70 - 80	-	1,100 - 1,300	$1,030 - $1,050	$1,125 - $1,145
Total	380 - 420	92 - 100	1,350 - 1,750	$320 - $340	$815 - $835

New Gold’s copper and silver by-product revenue continues to provide an effective natural hedge against the various cost pressures being faced by the broader industry which allows the Company to deliver lower costs.

Assumptions used in 2014 guidance include gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound, respectively, and exchange rates of $0.90 USD/CDN and $0.88 USD/AUD to the Canadian and Australian dollar, respectively and $13.00 MXN/USD. The diesel price assumed for 2014 is $3.25 per gallon, which reflects the quarterly average paid at Mesquite. Gold, copper and silver prices were slightly below guidance assumptions, while average foreign exchange rates were relatively in line with these assumptions during the third quarter.

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Gold production at New Afton and Peak Mines is scheduled to be at the mid-point of their respective guidance ranges, while production at Mesquite and Cerro San Pedro is expected to be at the low end of their ranges. Based on the cost profile of the company’s four operations through the first nine months of 2014, and New Gold’s fourth quarter plans, the full-year guidance for all-in sustaining costs remains at $815 to $835 per ounce. Guidance for 2014 total cash costs, which form a component of all-in sustaining costs, also remains at $320 to $340 per ounce. Costs at each of New Afton, Mesquite and Peak Mines are tracking towards the low end of their respective full-year guidance ranges with Cerro San Pedro’s costs likely to be slightly above its guidance range.

On a consolidated basis, the combination of higher copper production, increased productivity and lower sustaining capital expenditures should continue to offset the negative impact of lower by-product metal prices.

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 93,367 ounces of gold in the third quarter of 2014. Total cash costs and all-in sustaining costs for the third quarter of 2014, net of by-product sales, were $311 and $848 per gold ounce sold, respectively.

Metal Prices

Gold Price

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. For the third quarter of 2014, New Gold achieved an average realized gold price of $1,236 per ounce compared to the London PM fix average gold price of $1,282 per ounce. New Gold achieved a lower realized gold price compared to the London PM fix average primarily as a result of provisionally priced sales settling in the third quarter at a lower price than recorded in previous months. For the nine months ended September 30, 2014, New Gold achieved an average realized gold price of $1,283 per ounce compared to the London PM fix average gold price of $1,288 per ounce.

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The outlook for the gold price remains subject to volatility in the near term, but as interest rates remain low and the economic recovery is uncertain, the fundamentals that support the gold price remain in place. New Gold is in a strong position to operate both in a low gold price environment and to take advantage of a recovery in prices through our growth projects.

Copper and silver prices

For the third quarter of 2014, New Gold achieved an average realized copper price of $3.11 per pound compared to the average London Metals Exchange official copper price of $3.17 per pound. For the nine months ended September 30, 2014, New Gold achieved an average realized copper price of $3.06 per pound compared to the average London Metals Exchange copper price of $3.15 per pound.

The Company enters into copper swaps on an ongoing basis in line with production. These swaps help to offset the effects of irregular shipment timing as well as pricing choices made by the customer that would result in a copper price determined several months in the future, with related inter-quarter earnings volatility.

For the third quarter of 2014, New Gold achieved an average realized silver price of $19.66 per ounce compared to an average London PM fix price of $19.74 per ounce. For the nine months ended September 30, 2014, New Gold achieved an average realized silver price of $19.90 per ounce compared to an average London PM fix price of $19.95 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia, Mexico and Chile, while revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened by approximately 9% compared to the third quarter of 2013 and weakened by approximately 5% compared to the second quarter of 2014. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations.

The Australian dollar weakened by approximately 7% compared to the third quarter of 2013 and weakened by approximately 8% compared to the second quarter of 2014. A weaker Australian dollar decreases costs in U.S. dollar terms at the Company’s Australian operations.

The Mexican peso weakened by approximately 2% compared to the third quarter of 2013 and weakened by approximately 4% compared to the second quarter of 2014. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a major driver of U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2014 relative to 2013, refer to the “Review of Operating Mines” sections for New Afton, Cerro San Pedro and Peak Mines for details.

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ECONOMIC OUTLOOK

Metal prices suffered a decline during the third quarter of 2014 as markets digested the increasing likelihood of a slowdown across the industrial world and in China in particular. Gold briefly fell to below $1,200 per ounce, but has since recovered to some extent, due in part to global equity markets dropping in response to broad economic concerns. Interest rates and inflation both remain low and are likely to remain so for the foreseeable future. The U.S. dollar has also strengthened relative to most major currencies, with the markets considering the U.S. the most likely contender to lead the return to more normal growth rates. This tends to assist New Gold as revenues are denominated in U.S. dollars while costs are incurred largely in other currencies. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned to both operate in a lower gold price environment and to take advantage of a recovery in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices, with the exception of the gold hedge mandated by Mesquite’s 2008 project financing that was monetized on May 15, 2013. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. We aim to achieve these objectives through the protection of the health and well-being of our people and our host communities as well as industry leading practices in the areas of environmental stewardship and community engagement and development.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with reference to Human Rights, Labour, Environmental Stewardship and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age, religion or sexual orientation. We strive to create a culture of inclusiveness that begins at the top and is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages and benefits, and our policies of recognizing and rewarding employee performance and promoting from within wherever possible.

We are committed to preserving the long-term health and viability of the natural environments that host our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity or to an alternative land-use determined through consultation with local stakeholders. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with Indigenous peoples, we promote understanding and respect for traditional values, customs and culture. We take meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to partner in the long-term sustainability of those communities and regions. We believe that by thoroughly understanding the people, their histories, and their needs and aspirations, engage in a meaningful and sustainable development process.

Environmental Highlights of Q3 2014		Community Highlights of Q3 2014

•	Rainy River Environmental Assessment Review Report commenced the public consultation period for the Provincial process.	•	Cerro San Pedro launched a Community Entrepreneurship Development Program in partnership with Sustainable Economic Futures as part of social closure planning.
•	Peak Mines carried out important rehabilitation works on historic shafts within its tenements.	•	Mesquite awarded 10 scholarships under Mesquite’s Employee Dependent Scholarship Program.
•	Blackwater updated Environmental Impact Assessment.	•	New Afton provided Cultural Sensitivity training to staff as part of continuously improving Aboriginal engagement practices.

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FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production

New Gold’s consolidated gold production during the third quarter of 2014 was 93,367 ounces compared to 94,038 ounces in the same prior-year period. Consistent production from New Afton and production increases at Mesquite and Peak Mines were offset by planned lower production at Cerro San Pedro. While New Afton’s gold production was consistent compared to the prior-year period, Mesquite’s production has increased 26% compared to the prior-year period as it benefitted from increased ore tonnes placed on the leach pad in the second quarter of 2014 and Peak Mines’ production increased by 18% as a result of higher gold grade compared to the prior-year period. Production at Cerro San Pedro was lower than the prior-year period as Cerro San Pedro’s mining activity was primarily focused on waste stripping at the top of Phase 5. However, throughout the third quarter of 2014, ore tonnes placed and gold grade increased at Cerro San Pedro, which is expected to drive higher production in the fourth quarter.

New Gold’s consolidated copper production during the third quarter of 2014 increased 8% to 25.6 million pounds from 23.7 million pounds in the same prior-year period attributable to both New Afton and Peak Mines. New Afton benefitted from continued throughput increases, while Peak Mines’ copper production benefitted from higher copper grade and increased recovery.

Silver production during the third quarter of 2014 decreased to 230,717 ounces relative to 296,135 ounces in the same prior-year period. Decreased silver production at Cerro San Pedro was partially offset by increases at New Afton and Peak Mines.

Revenues

Revenues were $169.3 million for the third quarter of 2014, compared to $196.0 million in the same prior-year period. Although gold production was consistent and copper production increased, revenues decreased as sales and average realized prices on all metals were lower compared to the prior-year period. While New Gold’s operating cash flow should benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss on the monetization of the hedge to revenue of approximately $6.8 million until the end of 2014 when the reclassification is completed.

Gold sales in the third quarter of 2014 were 88,168 ounces, compared to 94,082 ounces in the same prior-year period, while copper sales were 22.7 million pounds, compared to 23.5 million pounds and silver sales were 233,644 ounces compared to 297,681 ounces. Gold and copper sales volumes in the third quarter of 2014 were below production due to timing of concentrate sales.

The average realized prices for the third quarter of 2014 were $1,236 per ounce of gold, $19.66 per ounce of silver and $3.11 per pound of copper, compared to $1,359 per ounce of gold, $21.15 per ounce of silver and $3.25 per pound of copper in the same prior-year period. The average realized gold price was primarily impacted by New Afton which had certain sales settling in the third quarter at lower prices than recorded in previous quarters due to a declining gold price.

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Operating expenses

Operating expenses were $94.2 million in the third quarter of 2014 compared to $102.1 million in the third quarter of 2013. The reduction in operating expenses is primarily attributable to New Afton and Peak Mines reflecting improved operational efficiencies. Partially offsetting this, current quarter operating expenses at Cerro San Pedro were impacted by increased costs from cyanide and reagents in part due to efforts to increase recoveries by implementing side slope leaching. Additionally, the timing of sales at Cerro San Pedro and Mesquite caused the deferral of operating expenses to the fourth quarter of 2014 when sales are planned to be realized.

Depreciation and depletion

Depreciation and depletion for the third quarter of 2014 was $53.7 million compared to $42.7 million for the same prior-year period, impacted primarily through increased depreciation at New Afton, which was due to increased production and using the December 31, 2013 mineral reserve as the denominator in the depreciation calculation.

Earnings from mine operations

For the third quarter of 2014, New Gold had earnings from mine operations of $21.4 million compared with $51.2 million in the same prior-year period. The decrease in earnings from mine operations is attributed primarily to lower gold, copper and silver sales and increased depreciation and depletion at New Afton, which was partially offset by a reduction in operating expenses. While New Afton and Peak Mines contributed to an increase in earnings from mine operations, lower ore tonnes mined at Cerro San Pedro reduced earnings from mine operations.

Corporate administration costs

Corporate administration costs were $6.0 million in the third quarter of 2014 compared to $6.5 million in the same prior-year period. These costs were positively impacted by the weaker Canadian dollar.

Share-based compensation costs

Share-based compensation costs were $1.5 million in the third quarter of 2014 compared to $2.2 million in the third quarter of 2013. The decrease reflects a lower stock option expense as a result of a lower fair value for options granted in the current year.

Exploration and business development

Exploration and business development costs were $5.0 million in the third quarter of 2014 compared to $12.5 million for the same prior-year period, primarily due to decreased exploration activity at New Afton, Peak Mines and Blackwater. In the prior-year period, the C-zone exploration program at New Afton was the principle driver of exploration costs which have been capitalized in the current year.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives

In the third quarter of 2014, the Company recorded a gain of $9.2 million relating to the mark-to-market of the share purchase warrants compared to a gain of $1.6 million in the same prior-year period. The Company’s functional currency is the U.S. dollar however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability under IFRS. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Foreign exchange

The Company recognized a foreign exchange loss of $23.1 million for the quarter ended September 30, 2014 compared to a gain of $6.7 million in the same prior-year period. The majority of the loss is due to the Company recognizing a foreign exchange loss of $22.9 million in relation to the translation of the non-monetary assets and liabilities. The majority of the foreign exchange loss relates to the Canadian operations, which $21.8 million was recorded. A large proportion of the Company’s non-monetary balances relate to New Afton, and as the Canadian dollar weakened compared to the U.S. dollar in the quarter by 5%, the Company recognized a foreign exchange loss. The remaining foreign exchange loss is due to the revaluation of the monetary assets and liabilities to the balance sheet date and the depreciation of the Canadian and Australian dollars during the third quarter of 2014.

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Income tax

Income and mining tax expense in the third quarter of 2014 was $48.1 million compared to $10.3 million in the same prior-year period. The Company recognized a $48.3 million tax expense related to the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation on September 26, 2014. The unadjusted effective tax rate in the third quarter of 2014 was 418% compared to 46% in the same prior-year period. The primary reason for a higher unadjusted effective tax rate is due to both the change in the rate in Chile and the impact of foreign exchange related to the deferred tax on non-monetary assets and liabilities. In the third quarter of 2014 the Company recorded a foreign exchange loss of $22.9 million on non-monetary assets and liabilities, compared to a recovery of $7.9 million in the same prior-year period with no associated tax recovery. The impact of this foreign exchange was higher than the prior-year period primarily as a result of the weaker Canadian dollar compared to the U.S. dollar.

On an adjusted net earnings basis, the effective tax rate in the third quarter of 2014 was 41%, compared to 30% in the same prior-year period. The adjusted effective tax rates exclude the impact of the foreign exchange and the change in the Chilean tax rate.

Net earnings

For the third quarter of 2014, New Gold had a net loss of $59.6 million, or $0.12 per basic share. This compares with net earnings of $12.2 million, or $0.02 per basic share in the same prior-year period.

Adjusted net earnings

For the third quarter of 2014, adjusted net earnings were $5.4 million or $0.01 per basic share, compared to adjusted net earnings of $20.0 million or $0.04 per basic share in the prior-year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for share purchase warrants; foreign exchange gain or loss and other non-recurring items. Other adjustments to net earnings also include the non-cash charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

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Quarterly financial and operating information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except per share amounts and where noted)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Gold sales (ounces)	88,168	84,736	94,052	104,523	94,082	98,037	95,181	109,766	95,166

Revenues	169.3	178.1	190.5	198.4	196.0	183.5	201.8	250.9	195.5

Net earnings (loss)	(59.6)	16.2	(1.8)	(254.7)	12.2	15.0	36.3	123.9	17.8
Per share:
Basic	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08	0.26	0.04
Diluted	(0.12)	0.03	0.00	(0.51)	0.02	0.03	0.08	0.26	0.03

Adjusted net earnings	5.4	8.2	18.2	16.7	20.0	4.3	20.6	49.7	42.6
Per share:
Basic	0.01	0.02	0.04	0.04	0.04	0.01	0.04	0.11	0.09
Diluted	0.01	0.02	0.04	0.03	0.04	0.01	0.04	0.11	0.09

SUMMARY OF YEAR-TO-DATE FINANCIAL AND OPERATING RESULTS

Production

Gold production for the nine months ended September 30, 2014 was 274,144 ounces compared to 291,168 ounces in the prior-year period. Production increases from New Afton and Peak Mines were offset by lower production at Mesquite and Cerro San Pedro. New Afton’s production increased by 28% compared to the prior-year period reflecting increased throughput and higher grades, while production at Peak Mines has increased due to improved grade. Production at Mesquite is slightly lower than the prior-year period, however, the benefit of increased ore tonnes placed on the leach pad at higher grade in the second and third quarters of 2014 is expected to increase production for the fourth quarter of the year. Production at Cerro San Pedro has decreased as mining activities in the first half of the year were primarily focused on waste stripping at Phase 5. Copper production increased from 61.4 million to 77.0 million pounds in the nine months ended September 30, 2014, representing a 25% increase attributable to both New Afton and Peak Mines. Silver production decreased in the nine months ended September 30, 2014 to 1,065,574 ounces, relative to 1,221,779 ounces in the same prior-year period.

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Revenues

Revenues for the nine months ended September 30, 2014 were $537.9 million compared to $581.3 million in the prior-year period. While production at New Afton significantly benefitted revenues, lower metal prices in combination with decreased gold and silver sales volume from Mesquite, Peak Mines and Cerro San Pedro offset this benefit. Sales from copper production at New Afton increased 23% to 60.6 million pounds in the nine months ended September 30, 2014,compared to 49.1 million pounds in 2013, while sales from copper production at Peak Mines increased 18% to 11.6 million pounds in the nine months ended September 30, 2014, compared to 9.8 million pounds in the same prior-year period.

The average realized prices for the nine months ended September 30, 2014 were $1,283 per ounce of gold, $19.90 per ounce of silver and $3.06 per pound of copper, compared to $1,375 per ounce of gold, $24.13 per ounce of silver and $3.24 per pound of copper in the same prior-year period.

Operating expenses

Operating expenses for the nine months ended September 30, 2014 were $288.0 million compared to $313.8 million in the prior-year period. The decrease in operating costs is primarily attributable to operational efficiencies at New Afton and Peak Mines. Partially offsetting this, operating expenses at Cerro San Pedro were impacted by increased costs from cyanide and reagents due to increased side slope leaching efforts. Additionally, the timing of sales at Cerro San Pedro and Mesquite caused the deferral of operating expenses to the fourth quarter when the sales are planned to be realized.

Depreciation and depletion

Depreciation and depletion for the nine months ended September 30, 2014 was $158.0 million compared to $124.7 million for the prior-year period, primarily due to increased production at New Afton which incurred depreciation and depletion of $96.8 million compared to $67.2 million in the prior-year period.

Earnings from mine operations

New Gold had earnings from mine operations of $91.9 million for the nine months ended September 30, 2014 compared to $142.8 million in the prior-year period. Earnings from mine operations were impacted by a combination of lower average realized metal prices and lower ore tonnes mined at Mesquite and Cerro San Pedro which are positively offset by increased earnings from mine operations at New Afton and Peak Mines.

Corporate administration costs

Corporate administration costs for the nine months ended September 30, 2014 were $20.2 million compared to $21.1 million in the prior-year period. These costs were positively impacted by the weaker Canadian dollar.

Share-based compensation expenses

Share-based compensation costs for the nine months ended September 30, 2014 were $6.0 million compared to $6.5 million in the prior-year period. The decrease primarily reflects a lower stock option expense as a result of a lower fair value for options granted in the current year.

Exploration and business development

Exploration and business development costs for the nine months ended September 30, 2014 were $12.4 million compared with $28.4 million for the prior-year period. New Afton, Peak Mines and Blackwater incurred $nil, $2.7 million and $5.6 million respectively, in exploration expenses in the nine months ended September 30, 2014 compared to $10.6 million, $5.4 million and $10.8 million respectively, in the prior-year period. In the prior-year period, the C-zone exploration program at New Afton was the principle driver of exploration costs which are capitalized in the current year. Increased exploration costs at Mesquite partially offset this decrease.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives

For the nine months ended September 30, 2014, the Company recorded a gain of $4.4 million compared to a gain of $44.8 million in the prior year relating to share purchase warrants. As the share purchase warrants are denominated in Canadian dollars but the Company’s functional currency is the U.S. dollar it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements.

Foreign exchange

For the nine months ended September 30, 2014, the Company recognized a foreign exchange loss of $26.1 million compared to a loss of $11.8 million in the prior-year period. The primary driver of the expense is the revaluation of monetary assets and liabilities to the balance sheet date of which the Canadian operations incurred $20.6 million. As of September 30, 2014, the Canadian dollar depreciated 5% when compared to the U.S. dollar at December 31, 2013. The Australian dollar has depreciated 2% when compared to the U.S. dollar at December 31, 2013. Ineffectiveness of hedge instruments

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For the nine months ended September 30, 2014, there was no gain or loss recorded for the ineffective portion of the gold hedge as New Gold eliminated the remaining hedge position in May 2013. This compares to a gain of $9.5 million for the prior-year period.

Income tax

Income and mining tax expense for the nine months ended September 30, 2014 was $56.2 million compared to $26.7 million in the same prior-year period, reflecting an unadjusted effective tax rate of 511% compared to 30% in the prior-year period. The Company recognized a $48.3 million tax expense related to the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation on September 26, 2014. The primary reason for a higher unadjusted effective tax rate is due to both the change in the rate in Chile and the impact of foreign exchange related to the deferred tax on non-monetary assets and liabilities. For the nine months ended September 30, 2014, the Company recorded a foreign exchange loss of $22.2 million on non-monetary assets and liabilities, compared to $15.3 million in the same prior-year period with no associated tax recovery. The impact of this foreign exchange was higher than last year primarily as a result of the weaker Canadian dollar compared to the U.S. dollar.

On an adjusted net earnings basis, the effective tax rate for the nine months ended September 30, 2014 was 40% compared to 34% in the same prior-year period. The adjusted effective tax rates exclude the impact of the hedge settlement, as well as the impact of any asset impairments and any associated changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions. The increased adjusted effective tax rate reflects the recognition of a higher mining tax expense in Canada compared to the same prior-year period as production ramps up at the New Afton, as well as the impact associated with the introduction of mining tax in Mexico.

Net earnings

For the nine months ended September 30, 2014, New Gold had a net loss of $45.2 million, or $0.09 per basic share. This compares with net earnings of $63.5 million, or $0.13 per basic share in the prior-year period.

Adjusted net earnings

For the nine months ended September 30, 2014, adjusted earnings were $31.8 million or $0.06 per basic share compared to $44.6 million or $0.09 per basic share in the prior-year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments to net earnings also include the non-cash charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. See “Non-GAAP Financial Performance Measures” for a reconciliation of net earnings to adjusted net earnings.

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REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

The New Afton gold-copper Mine is located in Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton gold-copper Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2013, the mine had 0.9 million ounces of Proven and Probable gold Reserves and 904 million pounds of Proven and Probable copper Reserves, with 2.3 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 1.99 billion pounds of Measured and Indicated copper Resources, inclusive of Reserves. For a breakdown of Reserves and Resources by category and further information about Reserve and Resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014 and its subsequent news release of July 7, 2014. As of June 2014, the C-zone Measured and Indicated Resources have increased to 0.9 million ounces of gold, 2.1 million ounces of silver and 0.7 billion pounds of copper from 0.7 million ounces of gold, 1.6 million ounces of silver and 0.5 billion pounds of copper.
AT-A-GLANCE
Q3 YTD 2014 Production:
GOLD: 79,288 OUNCES
COPPER: 64.1 MILLION POUNDS
TOTAL CASH COSTS/oz: ($1,264)
ALL-IN SUSTAINING COSTS/oz: ($680)

2014 Production Targets:
GOLD: 102,000 TO 112,000 OUNCES
COPPER: 78 TO 84 MILLION POUNDS
TOTAL CASH COSTS/oz: ($1,260) to ($1,240)
ALL-IN SUSTAINING COSTS/oz: ($620) to ($600)

A summary of New Afton’s operating results is provided below:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Operating information:
Ore mined (thousands of tonnes)	1,246	1,151	3,574	2,939
Ore processed (thousands of tonnes)	1,258	1,101	3,579	2,941
Average grade:
Gold (grams/tonne)	0.76	0.82	0.82	0.76
Copper (%)	0.90	0.98	0.95	0.92
Recovery rate (%):
Gold	83.0	87.0	84.2	86.0
Copper	84.7	88.2	85.6	86.5
Gold (ounces)
Produced (1)	25,612	25,220	79,288	61,966
Sold (1)	24,668	25,168	76,225	60,854
Copper (thousands of pounds)
Produced (1)	21,093	20,919	64,092	51,436
Sold (1)	18,852	19,974	60,595	49,083
Silver (ounces)
Produced (1)	59,782	53,737	183,192	137,652
Sold (1)	51,298	51,494	169,368	126,295
Average realized price (2):
Gold ($/ounce)	1,159	1,401	1,277	1,372
Copper ($/pound)	3.13	3.24	3.06	3.23
Silver ($/ounce)	20.93	19.72	19.76	21.56
Total cash costs per gold ounce sold (2)(3)	(1,245)	(1,310)	(1,264)	(1,104)
All-in sustaining costs per gold ounce sold (2)	(700)	(365)	(680)	(191)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce sold)	383	454	413	527
Copper ($/pound sold)	1.04	1.05	0.99	1.24
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce sold)	560	784	612	838
Copper ($/pound sold)	1.51	1.81	1.47	1.97

Financial Information:
Revenues	81.8	95.6	264.9	230.4
Operating margin (2)	59.4	68.0	193.8	150.6
Earnings from mine operations	28.0	42.5	97.0	83.4
Capital expenditures (sustaining and growth capital)	21.6	24.9	64.2	87.2

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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3.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product copper revenue while total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis.

Quarterly Operating Results

Production

In the third quarter of 2014, New Afton gold and copper production remained consistent with the prior-year period and the first and second quarters of 2014. The steady gold production was a result of an increase in average daily throughput levels to over 13,000 tonnes, which has offset planned decreases in gold grade. New Afton has also experienced lower recoveries as a result of the increasing throughput levels and lower grade. The completion of the mill expansion in 2015 is expected to benefit recovery levels at higher throughputs.

For the nine months ended September 30, 2014, New Afton’s production increased by 28% compared to the prior-year period as a result of higher throughput levels and higher grades.

Revenue

Although production at New Afton has been consistent, revenue earned during the third quarter of 2014 decreased when compared to the prior-year period, primarily due to lower average realized gold and copper prices. The average realized gold price was $1,159 per ounce compared to $1,401 per ounce in the prior-year period and below the London PM fix average of $1,282 per ounce. This is primarily a result of certain sales settling in the third quarter at lower prices than recorded at previous quarters, which impacts revenue as gold prices declined in the latter part of the third quarter. Additionally, un-sold ounces at the quarter end were marked-to-market at a forward price of $1,208 per ounce, which negatively impacted the average realized price. The average realized copper price was $3.13 per pound compared to $3.24 per pound in the prior-year period and the average London Metals Exchange copper price of $3.17 per pound.

At the end of the quarter, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 24,250 ounces of gold and 42.9 million pounds of copper. Exposure to these movements in market metal prices is reduced by 37.4 million pounds of copper swaps outstanding at the end of the quarter with settlement periods ranging from November 2014 to March 2015.

For the nine months ended September 30, 2014, New Afton’s revenue increased by 15% compared to the prior-year period primarily due to increased production and sales of all metals offset by lower average realized prices of all metals. The average realized gold price was $1,277 per ounce compared to $1,372 per ounce in the prior-year period. The average realized copper price was $3.06 per pound compared to $3.23 per pound in the prior-year period.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold, net of by-product sales, were negative $1,245 per ounce for the third quarter of 2014 compared to negative $1,310 per ounce in the same prior-year period. The slight increase in cash costs was a result of lower copper by-product sales partially offset by a positive impact from the depreciation of the Canadian dollar, relative to the prior-year period.

All-in sustaining costs per gold ounce sold was negative $700 per ounce for the third quarter of 2014 compared to negative $365 per ounce in the prior-year period as a result of the above-noted negative variance in cash costs offset by lower sustaining capital expenditures.

For the nine months ended September 30, 2014, total cash costs per gold ounce sold, net of by-product sales were negative $1,264 per ounce compared to negative $1,104 per ounce in the same prior-year period. All-in sustaining costs per gold ounce was negative $680 per ounce compared to negative $191 per ounce due to similar reasons as noted above.

Earnings from mine operations

New Afton contributed $28.0 million to the Company’s earnings from mine operations for the third quarter of 2014 compared to $42.5 million for the prior-year period. The difference is primarily driven by lower average realized prices.

For the nine months ended September 30, 2014, New Afton contributed $97.0 million to the Company’s earnings from mine operations compared to $83.4 million for the prior-year period.

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Capital expenditures

Capital expenditures for the third quarter of 2014 totalled $21.6 million, of which $13.1 million related to sustaining capital and $8.5 million to non-sustaining or growth capital. In the third quarter of 2014, sustaining capital expenditures related to draw bell development, the 2014 dam raise project and mine development costs, while growth capital expenditures related primarily to capitalized exploration, the C-zone and the mill expansion. This compares to total capital expenditures of $24.9 million in the prior-year period, of which $23.8 million related to sustaining capital and $1.1 million to growth capital. Sustaining capital expenditures in the prior-year period related primarily to East Cave development and ongoing draw bell development.

Capital expenditures for the nine months ended September 30, 2014 totalled $64.2 million, of which $43.5 million related to sustaining capital and $20.7 million to non-sustaining or growth capital. This compares to $87.2 million in the prior-year period, of which $55.5 million related to sustaining capital and $31.7 million to growth capital.

Impact of Foreign Exchange on Operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. The value of the U.S. dollar in the third quarter of 2014 averaged $0.92 against the Canadian dollar compared to $0.96 in the third quarter of 2013, resulting in a positive impact on cash costs of $57 per gold ounce sold.

The value of the U.S. dollar in the nine months ended September 30, 2014 averaged $0.91 against the Canadian dollar compared to $0.98 in the prior-year period resulting in a positive impact on cash costs of $83 per gold ounce sold.

Exploration Project Review

On July 7, 2014, the Company announced a mid-year update of the New Afton C-zone mineral resource estimate. The update resulted in a 24% increase in the C-zone Measured and Indicated gold resource, and the C-zone copper resource increased by 29% when compared to year-end 2013. The updated C-zone estimate includes Measured and Indicated resources totalling 34.9 million tonnes averaging 0.77 grams per tonne gold and 0.87% copper. The increase in contained gold and copper was driven primarily by the upgrading of the Inferred resources through more closely spaced infill drilling. The C-zone Measured and Indicated gold and copper grades compare favourably to the B-zone Measured and Indicated grades of 0.65 grams per tonne gold and 0.91% copper.

The company’s exploration focus at New Afton continues to be on the C-zone resource which extends along strike and below the B-zone block cave reserve that is currently being mined. New Gold provided a detailed update on the results of its C-zone exploration activities on September 11, 2014 and since that time has received assay results for an additional five drill holes. The latest results include gold and copper grades as well as true widths that remain consistent with those highlighted in the company’s September news release. Based on the review of all assay results received to date, the overall continuity of mineralization and grade within the C-zone remains strong with the added benefit of localized intervals of higher grade gold and copper being distributed along a well-defined geologic structure which forms the core of the C-zone resource.

Through September 30, 2014, 49 holes totaling 36,116 metres were completed as part of the 2014 exploration program. Four underground diamond drills remain active, targeting an additional 10,000 metres of drilling in the fourth quarter, with two drills dedicated to upgrading the resource and two drills focused on expanding the resource further to the west.

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MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2013, the mine had 2.2 million ounces of Proven and Probable gold Reserves and 4.9 million ounces of Measured and Indicated gold Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014.
AT-A-GLANCE
Q3 YTD 2014 Production:
GOLD: 70,435 OUNCES
TOTAL CASH COSTS/oz: $937
ALL-IN SUSTAINING COSTS/oz: $1,354

2014 Production Targets:
GOLD: 113,000 TO 123,000 OUNCES
TOTAL CASH COSTS/oz: $930 to $950
ALL-IN SUSTAINING COSTS/oz: $1,310 to $1,330

A summary of Mesquite’s operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating information:
Ore mined and placed on leach pad (thousands of tonnes)	3,718	2,719	8,179	9,064
Waste mined (thousands of tonnes)	9,194	9,442	28,823	28,450
Ratio of waste to ore	2.47	3.47	3.52	3.14
Average grade:
Gold (grams/tonne)	0.43	0.39	0.41	0.35
Gold (ounces)
Produced (1) (2)	26,264	20,844	70,435	72,123
Sold (1)	25,955	21,479	69,284	72,555
Average realized price (3)(4):
Gold ($/ounce)	1,266	1,338	1,281	1,269
Total cash costs per gold ounce sold (3)	951	1,017	937	936
All-in sustaining costs per gold ounce sold (3)	1,625	1,098	1,354	1,162

Financial Information:
Revenues	26.1	21.8	68.0	80.3
Operating margin (3)	1.6	0.1	3.7	12.9
(Loss) earnings from mine operations	(5.1)	(5.3)	(13.8)	(3.9)
Capital expenditures (sustaining and growth capital)	17.2	1.6	25.3	15.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements but excludes the revenue reduction related to the hedge monetization over the original term of the hedge.

19

Quarterly Operating Results

Production

In the third quarter of 2014, Mesquite’s gold production was 26% higher than the prior-year period as it benefitted from a scheduled increase in ore tonnes placed on the leach pad in the latter half of the second quarter. With a further 35% increase in ore tonnes placed at higher grade in the third quarter of 2014, the fourth quarter is expected to generate the best production of the year for the mine.

In the nine months ended September 30, 2014, Mesquite’s gold production was comparable to the prior-year period as a planned decrease in ore tonnes placed in the first half of the year was partially offset by an increase in gold grade. Mesquite mined lower ore tonnes for the first half of 2014 as a result of transitioning between pits and additional waste stripping, but realized improved grades in the new area. Ore tonnes are expected to progressively improve through the remainder of 2014 as the mine approaches historical operating strip ratios.

Revenue

Revenue in the third quarter of 2014 increased when compared to the prior-year period primarily due to increased production, partly offset by a lower average realized price compared to the prior-year period. Revenues were negatively impacted by a non-cash charge of $6.8 million related to the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which compares to $7.0 million in the prior-year period. The Company will record the final entry related to the monetization of the hedge in the fourth quarter. The average realized gold price during the third quarter of 2014 was $1,266 per ounce, lower than the London PM fix of $1,282 per gold ounce. This compares to $1,338 per ounce of gold sold in the same prior-year period.

Revenue in the nine months ended September 30, 2014 were lower compared to the prior-year period as a result of decreased production. Revenues were negatively impacted by a non-cash charge of $20.5 million related to the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which compares to $11.7 million in the prior-year period.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold for the third quarter of 2014 were $951 per ounce, compared to $1,017 per ounce due to higher production compared to the prior-year period. All-in sustaining costs per gold ounce sold were $1,625 per ounce for the third quarter of 2014 compared to $1,098 per ounce for the third quarter of 2013 due primarily to the purchase of four haul trucks and increased expenditures for the leach pad expansion. This is expected to be the last leach pad expansion for the life of the mine and will be completed in 2015.

Total cash costs per gold ounce sold for the nine months ended September 30, 2014 were $937 per ounce, compared to $936 per ounce in the same prior-year period. All-in sustaining costs were $1,354 per ounce in the nine months ended September 30, 2014 compared to $1,162 per ounce in the prior-year period.

(Loss) earnings from mine operations

Mesquite generated a $5.1 million loss from mine operations for the third quarter of 2014, compared to a $5.3 million loss from mine operations in the prior-year period as increased gold production was offset by a lower average realized price. The increase in higher grade ore tonnes placed on the leach pad at the end of the third quarter of 2014 is expected to benefit Mesquite in the fourth quarter of 2014.

For the nine months ended September 30, 2014, Mesquite generated a $13.8 million loss from mine operations compared to a $3.9 million loss from mine operations in the prior-year period as the first half of the year was impacted by a planned decrease in ore tonnes mined.

Capital expenditures

Capital expenditures for the third quarter of 2014 totalled $17.2 million, all of which is sustaining capital primarily associated with the planned purchase of four haul trucks and the leach pad expansion. This compares to $1.6 million for the prior-year period.

For the nine months ended September 30, 2014, capital expenditures totalled $25.3 million, all of which is sustaining capital compared to $15.3 million in the prior-year period.

Exploration Project Review

No exploration activities were conducted at Mesquite during the third quarter of 2014.

20

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 98 million pounds of Proven and Probable copper Reserves, with 0.8 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 158 million pounds of Measured and Indicated copper Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014.
AT-A-GLANCE
Q3 YTD 2014 Production:
GOLD: 77,141 OUNCES
COPPER: 12.9 MILLION POUNDS
TOTAL CASH COSTS/oz: $641
ALL-IN SUSTAINING COSTS/oz: $955

2014 Production Targets:
GOLD: 95,000 TO 105,000 OUNCES
COPPER: 14 TO 16 MILLION POUNDS
TOTAL CASH COSTS/oz: $630 to $650
ALL-IN SUSTAINING COSTS/oz: $1,065 to $1,085

A summary of Peak Mines’ operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating information:
Ore mined (thousands of tonnes)	186	202	583	578
Ore processed (thousands of tonnes)	193	207	597	613
Average grade:
Gold (grams/tonne)	4.90	3.85	4.33	4.19
Copper (%)	1.19	0.72	1.09	0.84
Recovery rate (%):
Gold	93.1	93.3	92.7	92.7
Copper	90.1	84.6	90.4	87.5
Gold (ounces)
Produced (1)	28,315	23,926	77,141	76,463
Sold (1)	25,852	24,085	73,388	77,488
Copper (thousands of pounds)
Produced (1)	4,551	2,782	12,929	9,930
Sold (1)	3,860	3,481	11,562	9,764
Silver (ounces)
Produced (1)	32,608	22,968	99,363	81,058
Sold (1)	25,700	22,506	83,647	69,959
Average realized price (2):
Gold ($/ounce)	1,264	1,358	1,289	1,408
Copper ($/pound)	3.04	3.32	3.03	3.30
Silver ($/ounce)	18.26	22.88	19.76	22.16
Total cash costs per gold ounce sold (2)(3)	568	856	641	874
All-in sustaining costs per gold ounce sold (2)(3)	873	1,332	955	1,405

Financial Information:
Revenues	43.5	42.7	127.0	135.6
Operating margin(2)	18.0	12.1	47.6	41.4
Earnings from mine operations	4.4	4.7	9.9	19.5
Capital expenditures (sustaining and growth capital)	6.2	9.8	19.0	35.2
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce and all-in sustaining costs per gold ounce sold is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the three months ended September 30, 2014 would be $742 per ounce of gold (2013 - $970) and $1.92 per pound of copper (2013 - $2.57). All-in sustaining costs on a co-product basis for the three months ended September 30, 2014 would be $964 per ounce of gold (2013 - $1,317) and $2.46 per pound of copper (2013 - $3.41). For the nine months ended September 30, 2014 co-product total cash costs would be $806 per ounce of gold (2013 - $982) and $2.03 per pound of copper (2013 - $2.48). All-in sustaining costs on a co-product basis for the nine months ended September 30, 2014 would be $1,033 per ounce of gold (2013 - $1,387) and $2.56 per pound of copper (2013 - $3.43).

21

Quarterly Operating Results

Production

In the third quarter of 2014, Peak Mines’ gold production increased 18% and copper production increased 64% compared to the prior-year period. This is due to an increase in gold and copper grade, particularly in the New Cobar area of the mine.

In the nine months ended September 30, 2014, gold production at Peak Mines was consistent with the prior-year period.

Revenue

Revenue for the third quarter of 2014 increased slightly compared to the prior-year period as increased sales volumes for both gold and copper were offset by lower average realized prices. Although gold and copper sales increased compared to the prior-year period, sales volumes were below production due to timing of concentrate sales which should reverse in the fourth quarter of 2014. The average realized gold price was $1,264 per ounce, which was below the average London PM fix price of $1,282 per ounce primarily as a result of certain sales settling in the third quarter at lower prices than recorded in previous quarters as gold prices declined in the latter part of the third quarter. This compares to an average realized gold price of $1,358 per ounce in the third quarter of 2013. The average realized copper price was $3.04 per pound in the third quarter of 2014, below the average London Metals exchange copper price of $3.17 per pound and $3.32 per pound in the same prior-year period.

At the end of the quarter, the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 2,700 ounces of gold and 5.1 million pounds of copper. Exposure to these movements in market metal prices is reduced by 4.7 million pounds of copper swaps outstanding at the end of the quarter with settlement periods ranging from November 2014 to January 2015.

Revenues in the nine months ended September 30, 2014 were lower compared to the prior-year period as a result of lower sales and lower average realized prices.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold for the third quarter of 2014 were $568 per ounce compared to $856 per ounce in the same prior-year period. Cash costs decreased primarily as a result of gross operating cost reductions and an increased gold sales denominator. All-in sustaining costs per gold ounce sold were $873 per ounce for the third quarter of 2014 compared to $1,332 per ounce for the prior-year period. In addition to the decrease from the cash cost component, sustaining capital for the quarter was lower than the prior-year period.

Total cash costs per gold ounce sold for the nine months ended September 30, 2014 were $641 per ounce, compared to $874 per ounce in the same prior-year period. All-in sustaining costs were $955 per ounce in the nine months ended September 30, 2014 compared to $1,405 per ounce in the prior-year period.

Earnings from mine operations

Peak Mines generated $4.4 million in earnings from operations for the third quarter of 2014, compared to $4.7 million in earnings in the same prior-year period as a result of increased gold and copper sales, offset by lower average realized prices.

For the nine months ended September 30, 2014, Peak Mines generated $9.9 million in earnings from mine operations compared to $19.5 million in earnings from mine operations in the prior-year period.

Capital expenditures

Capital expenditures for the third quarter of 2014 totalled $6.2 million, all of which is sustaining capital, compared to $9.8 million for the third quarter of 2013.

For the nine months ended September 30, 2014, capital expenditures totalled $19.0 million, all of which is sustaining capital, compared to $35.2 million in the prior-year period. Capital expenditures were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. The value of the U.S. dollar in the third quarter of 2014 averaged $0.92 against the Australian dollar compared to $0.91 in the third quarter of 2013 resulting in a negative impact on cash costs of $9 per gold ounce sold.

The value of the U.S. dollar for the nine months ended September 30, 2014 averaged $0.92 against the U.S. dollar compared to $0.98 in the same prior-year period resulting in a positive impact on cash costs of $76 per gold ounce sold.

22

Exploration Project Review

As in previous years, exploration at Peak Mines continues to primarily target the addition and upgrading of mineral resources through infill drilling of the previously identified underground deposits. In addition, during the third quarter, exploration drilling near the historic Great Cobar mine, located near the northern end of the Peak mine corridor, intercepted a new lens of high grade copper-gold mineralization. The new intercept was located 150 metres south of the historic underground workings and at 600 metres depth. The exploration team is following up with additional drilling during the fourth quarter to test the continuity of this mineralization further to the south and up towards surface.

In aggregate, 239 holes totaling 51,630 metres were completed at Peak Mines through September 30, 2014, with over 85% of this total focused on exploration and resource delineation around the currently producing deposits.

23

CERRO SAN PEDRO MINE, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2013, the mine had 0.4 million ounces of Proven and Probable gold Reserves and 15.6 million ounces of Proven and Probable silver Reserves, with 0.4 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 15.9 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014. Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards.
AT-A-GLANCE
Q3 YTD 2014 Production:
GOLD: 47,280 OUNCES
SILVER: 0.8 MILLION OUNCES
TOTAL CASH COSTS/oz: $1,185
ALL-IN SUSTAINING COSTS/oz: $1,317

2014 Production Targets:
GOLD: 70,000 TO 80,000 OUNCES
SILVER: 1.1 TO 1.3 MILLION OUNCES
TOTAL CASH COSTS/oz: $1,030 to $1,050
ALL-IN SUSTAINING COSTS/oz: $1,125 to $1,145

A summary of Cerro San Pedro’s operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating information:
Ore mined and placed on leach pad (thousands of tonnes)	1,919	2,687	4,908	10,586
Waste mined (thousands of tonnes)	6,388	5,154	21,423	11,968
Ratio of waste to ore	3.33	1.92	4.36	1.13
Average grade:
Gold (grams/tonne)	0.27	0.64	0.25	0.51
Silver (grams/tonne)	16.25	26.27	15.20	23.66
Gold (ounces)
Produced (1)(2)	13,176	24,048	47,280	80,616
Sold (1)	11,693	23,350	48,059	76,403
Silver (ounces)
Produced (1)(2)	138,327	219,430	783,019	1,003,069
Sold (1)	156,645	223,681	811,417	997,159
Average realized price (3):
Gold ($/ounce)	1,272	1,333	1,285	1,446
Silver ($/ounce)	19.47	21.31	19.94	24.59
Total cash costs per gold ounce sold (3)(4)	1,604	723	1,185	605
All-in sustaining costs per gold ounce sold (3)(4)	1,701	771	1,317	674

Financial Information:
Revenues	17.9	35.9	78.0	135.0
Operating margin (3)	(3.9)	13.7	4.8	62.6
Earnings from mine operations	(5.9)	9.3	(1.2)	43.8
Capital expenditures (sustaining and growth capital)	6.8	6.4	27.7	13.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price and operating margin are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportion the cash costs to each metal produced on a percentage of revenue basis. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended September 30, 2014, would be $1,548 per ounce of gold (2013 - $804) and $23.69 per ounce of silver (2013 - $12.85). All-in sustaining costs on a co-product basis for the three months ended September 30, 2014 would be $1,628 per ounce of gold (2013 - $846) and $24.92 per ounce of silver (2013 - $13.51). For the nine months ended September 30, 2014, co-product total cash costs would be $1,206 per ounce of gold (2013 - $758) and $18.71 per ounce of silver (2013 - $12.89). All-in sustaining costs on a co-product basis for the nine months ended September 30, 2014 would be $1,310 per ounce of gold (2013 - $814) and $20.33 per ounce of silver (2013 - $13.85).

24

Quarterly Operating Results

Production

For the third quarter of 2014, gold and silver production decreased as per the Company’s plans compared to the same prior-year period. At Cerro San Pedro, the first half of the year was primarily focused on waste stripping to prepare the pit for the final phase of mining. In the third quarter of 2014, consistent with the mine plan, approximately 50% of the total quarterly ore tonnes at a higher gold grade were placed on the leach pad, which is expected to drive higher production in the fourth quarter. Ore tonnes placed increased by 12% and gold grade increased by 50% when compared to the second quarter of 2014.

In the nine months ended September 30, 2014, gold production at Cerro San Pedro was lower than the prior-year period due to reduced ore accessibility as the first half of the year was focused on waste stripping.

Revenue

Revenue for the third quarter of 2014 decreased from the prior-year period due to a combination of lower ounces of gold and silver sold and lower metal prices. The average realized gold price during the third quarter of 2014 was $1,272 per ounce compared to $1,333 per ounce in the third quarter of 2013. The average realized silver prices per ounce during the third quarter of 2014 and 2013 were $19.47 and $21.31 per ounce, respectively.

Revenue in the nine months ended September 30, 2014 were lower compared to the prior-year period as a result of lower production and average realized prices.

Total cash costs and all-in sustaining costs

Total cash costs per gold ounce sold for the third quarter of 2014 were $1,604 per ounce compared to $723 per ounce in the same prior-year period. Cerro San Pedro was impacted by lower silver by-product revenue due to lower silver sales and realized prices. Additionally, cyanide and reagent costs were higher due to the enhanced leaching program and the operation’s fixed costs were attributed to a lower gold sales volume. All-in sustaining costs per gold ounce sold were $1,701 per ounce for the third quarter of 2014 compared to $771 per ounce for the prior-year period, reflecting the negative variance in total cash costs, in addition to a decreased gold sales denominator. All-in sustaining costs are expected to decrease in future periods as the Company will be mining Phase 5 and production volumes are expected to increase.

Total cash costs per gold ounce sold for the nine months ended September 30, 2014 were $1,185 per ounce, compared to $605 per ounce in the same prior-year period. All-in sustaining costs were $1,317 per ounce in the nine months ended September 30, 2014 compared to $674 per ounce in the prior-year period.

(Loss) earnings from mine operations

Cerro San Pedro generated a $5.9 million loss from mine operations in the third quarter of 2014 compared to earnings of $9.3 million in the same prior-year period. This is primarily due to lower gold and silver production and sales volume as well as lower average realized prices.

For the nine months ended September 30, 2014, Cerro San Pedro generated a $1.2 million loss from mine operations compared to $43.8 million in earnings from mine operations in the prior-year period.

Capital expenditures

Capital expenditures for the third quarter of 2014 totalled $6.8 million, which included $1.0 million of sustaining capital and $5.8 million of growth capital relating to Phase 5. As the pre-strip phase for Phase 5 is now complete, capital expenditures are scheduled to decrease in the fourth quarter of 2014. This compares to $6.4 million, which included $1.0 of sustaining capital and $5.3 million of growth capital, for the third quarter of 2013.

For the nine months ended September 30, 2014, capital expenditures totalled $27.7 million, of which $5.7 million related to sustaining capital and $22.0 million to growth capital. This compares to total capital expenditure of $13.7 million in the prior-year period, of which $5.0 million related to sustaining capital and $8.7 million to growth capital.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from 12.91 to the U.S. dollar in the third quarter of 2013 to an average of 13.12 to the U.S. dollar in 2014 resulting in a positive impact on cash costs of $18 per ounce of gold sold.

The value of the Mexican peso weakened from 12.68 to the U.S. dollar in the nine months ended September 30, 2013 to an average of 13.12 to the U.S. dollar in 2014 resulting in a positive impact on cash costs of $32 per gold ounce sold.

25

DEVELOPMENT AND EXPLORATION REVIEW

Rainy River project, ONTARIO, CANADA

The Rainy River project is a gold project located approximately 50 kilometres northwest of Fort Frances, a city of approximately 8,000 people, located in Northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests. At December 31, 2013, the project had 3.8 million ounces of Proven and Probable gold Reserves and 9.4 million ounces of Proven and Probable silver Reserves, with 6.2 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 14.6 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014.	AT-A-GLANCE

As at December 31, 2013

Proven and Probable Reserves:

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

Measured and Indicated Resources (Inclusive of Reserves):

GOLD: 6.2 MILLION OUNCES

SILVER: 14.6 MILLION OUNCES

Project Review

Exploration

At Rainy River, the Company’s exploration program is targeting the areas offering the best potential for additional mineral resources that could be incorporated into the near to medium-term mine plan and thus further enhance the project economics. Two zones of near surface mineralization located immediately adjacent to the current open pit reserves are being targeted where one is situated to the west of the deposit and the other is to the southeast. At the same time, several zones of deeper Inferred mineral resources proximal to the current underground mineral reserve stopes are being drilled to test their potential for upgrading to Measured and Indicated status and incorporated into the underground mine plan.

In aggregate, 187 holes totaling 53,698 metres were completed at Rainy River through September 30, 2014, with drilling apportioned evenly between the open pit and underground targets. An additional 3,000 metres is planned for the fourth quarter with two core drills currently active. The results of both the open pit and underground drilling will be incorporated into the company’s year-end mineral resource estimate as well as the project’s mine planning.

Feasibility Study

On January 16, 2014, New Gold announced the results of its Feasibility Study for the Rainy River project.

Highlights include:

•	First nine years - average annual gold production of 325,000 ounces at total cash costs of $613 per ounce and all-in sustaining costs of $736 per ounce.
•	First nine years - average mill head grade of 1.44 grams per tonne gold.
•	Base case economics - at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ exchange rate, the Rainy River project has a pre-tax 5% net present value ("NPV") of $438 million, an internal rate of return ("IRR") of 13.1% and a payback period of 5.4 years.
•	Development capital costs of $885 million inclusive of a $70 million contingency.
•	Targeted commissioning in late 2016 with first year of full production in 2017.
•	Fourteen year mine life with direct processing of open pit and underground ore, at a rate of 21,000 tonnes per day, for the first nine years and processing of a combination of stockpile and underground ore thereafter.

Project Advancement

Work progressed on engineering and procurement for the project and the following activities were completed:

•	The Company has committed $219.3 million to capital purchase commitments which primarily consist of the initial mining fleet as well as the milling equipment.
•	Engineering for the major infrastructure facilities, including the tailings management and water management facilities and access roads are substantially complete.

26

•	Additional geotechnical studies for borrow source materials were completed.
•	Engineering of the process plant is approximately 30% complete with all plant layouts finalized.
•	Procurement has progressed with the purchase orders of mills, crushers, conveyors and materials handling equipment, mining equipment, linear screens, mill motors, main transformers and thickener.

A major effort has been expended on construction planning and sequencing. The contracting strategy has been largely defined and tenders are under development for the initial earthworks contracts which are due to be bid in the fourth quarter of 2014 in preparation for award and mobilization in the first quarter of 2015. Planning for operational readiness for the mining team has advanced as well.

Environmental and Permitting Activities

The Rainy River project is being reviewed through a coordinated Federal Environmental Assessment (“EA”) and Provincial Individual EA process.  On September 19, 2014, the Province of Ontario released its assessment of the project EA for a five week public consultation period scheduled to end on October 24, 2014.  The Federal government released its expected assessment document on October 9, 2014 to undergo a 30 day public consultation period ending on November 8, 2014.  Comments received by the regulatory agencies during the consultation periods will be reviewed and incorporated into project management plans as appropriate.

In preparation for expected decisions on the project EA by both the Federal and Provincial regulatory agencies, various permits and authorizations in support of project construction are being finalized in discussions with both Provincial and Federal agencies.

New Gold successfully concluded an Impacts and Benefits Agreement with Rainy River First Nations and Naicatchewenin First Nation on October 10, 2014.  The Agreement commits New Gold to work together in partnership with the Rainy River First Nations and Naicatchewenin First Nation to ensure their communities and members benefit from employment, training, contracting and other opportunities that result from the project in their traditional territory.  Beyond these commitments, the Agreement also embraces commitments related to environmental and sustainable development.

In support of project permitting, New Gold continues to meet with Aboriginal groups and anticipates completion of additional agreements.

The objective of final reclamation for the Rainy River project is to return the site to a productive condition on completion of mining activities. A conceptual closure plan consistent with regulatory requirements was part of the draft EA report issued for review and is also included in the final EA report. The formal Mine Closure Plan document, consistent with the Ontario Mining Act requirements, will be submitted near the end of the year concurrent with the Minister’s expected decision on the Provincial Individual EA. Reclamation will be completed progressively during operations as much as possible, consistent with industry best practices. The Draft Mine Closure Plan was released to Aboriginal groups on March 19, 2014 for review. Comments received from the review of the Draft Mine Closure Plan are being incorporated into the final document as appropriate.

Project Costs

Capital expenditures totalled $20.2 million for the third quarter of 2014 compared to $7.5 million in the prior-year period. For the nine months ended September 30, 2014, capital expenditures totalled $44.4 million compared to $7.5 million in the prior-year period as the Company acquired the Rainy River project on July 24, 2013.

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BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure. At December 31, 2013, the project had 8.2 million ounces of Proven and Probable gold Reserves and 60.8 million ounces of Proven and Probable silver Reserves, with 9.5 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 70.1 million ounces of Measured and Indicated silver Resources, inclusive of Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014. New Gold also owns a 100% interest in the Capoose mineral prospect, located approximately 25 kilometres west of the Blackwater deposit.	AT-A-GLANCE

As at December 31, 2013

Proven and Probable Reserves:

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

Measured and Indicated Resources (Inclusive of Reserves):

GOLD: 9.5 MILLION OUNCES

SILVER: 70.1 MILLION OUNCES

Project Review

Exploration

The company’s exploration team is currently focused on four high priority prospects, the most significant of which, Blackwater South and the adjacent Key target, are located within three kilometres of the southern edge of the primary Blackwater deposit. Recent drilling at these prospects has intercepted a broad area of intrusive-hosted, porphyry-style mineralization that locally contains significant levels of silver, copper, molybdenum and gold. The Blackwater exploration team has established a clear geologic link between the epithermal-style gold and silver mineralization in the Blackwater deposit and the porphyry-style mineralization occurring a few kilometres to the south which underscores the potential for additional discoveries in the immediate Blackwater area. At the same time, reconnaissance work on the two prospects further west on the company’s broader land package, Van Tine/Fawn and Buck, has identified epithermal-style and deeper intrusive-related alteration, with the limited assays received to date including localized high grade gold over narrow widths. Though the results of the Blackwater exploration program to date have been largely qualitative, they further support New Gold’s view that there continues to be significant potential for new discoveries across the company’s over 1,000 square kilometre land package at Blackwater.

Through September 30, 2014, 17 holes totaling 7,663 metres were completed with an additional 2,600 metres planned for the fourth quarter.

Environmental and Permitting Activities

The following activities related to permitting of the Blackwater project and 2014 exploration were completed:

•	Final Environmental Assessment report submitted for regulatory screening.
•	Completed key engineering studies for components such as the transmission line, the tailings storage facility and water management, in order to support the broader permitting effort.
•	Signed Traditional Knowledge Protocol with Saik’uz First Nation and continued discussions on Participation Agreements for construction and operation of the mine with neighboring key First Nations.

Project Costs

Capital expenditures totalled $1.7 million for the third quarter of 2014, compared to $13.5 million in the prior-year period. For the nine months ended September 30, 2014, capital expenditures totalled $10.0 million compared to $42.2 million in the prior-year period.

EL MORRO PROJECT, ATACAMA REGION, CHILE

The El Morro project (“El Morro”) is a copper-gold development project located in north-central Chile, Atacama Region, and is accessible from the Chilean city of Vallenar, via 129 kilometres of road. El Morro is a world-class project with low expected cash costs and great organic growth potential. At December 31, 2013, the project had 2.7 million ounces of Proven and Probable gold Reserves and 2 billion pounds of Proven and Probable copper Reserves. For a breakdown of reserves and resources by category and further information about reserve and resource estimates, refer to the Company’s Annual Information Form dated March 28, 2014. The El Morro and La Fortuna deposits represent the principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.	AT-A-GLANCE
As at December 31, 2013 Proven and Probable Reserves (30%): GOLD: 2.7 MILLION OUNCES COPPER: 2.0 BILLION POUNDS

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New Gold holds a fully carried 30% interest in Sociedad Contractual Minera El Morro (“El Morro”), the Chilean developer and operator of the El Morro project, with the remaining 70% held by Goldcorp Inc. (“Goldcorp”). Pursuant to a carried funding loan agreement between New Gold and Goldcorp, Goldcorp is responsible for funding New Gold's 30% share of the project’s capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences. New Gold has drawn down $86.5 million of carried funding at September 30, 2014. New Gold had no cash outlay in the third quarters of 2014 and 2013, respectively. New Gold’s 30% of project spending, excluding interest, was $nil and $3.0 million for the third quarters of 2014 and 2013, respectively. For the nine months ended September 30, 2014, project spending, excluding interest was $5.4 million and $8.4 million, respectively.

The Chilean Environmental Permitting Authority (“Servicio de Evaluacion Ambiental” or “SEA”), approved the El Morro project’s environmental permit in March 2011. On April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of El Morro’s environmental permit. Based on the Supreme Court’s decision, El Morro suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continued. During the period of temporary suspension, El Morro worked with the Chilean authorities and local communities to address any perceived deficiencies in respect of the environmental permit. El Morro subsequently filed an addendum to its environmental permit and El Morro’s environmental permit was reinstated on October 22, 2013. Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013, the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted. However, on October 7, 2014, the Chilean Supreme Court overturned the decision of the Copiapo Court of Appeals, thereby invalidating El Morro’s environmental permit.  At present, project activities have been suspended pending evaluation of the appropriate path forward.  El Morro remains committed to open and transparent dialogue with stakeholders.

See the "Contingencies" section of this MD&A for more details.

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FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	September 30	December 31
(in millions of U.S. dollars, except where noted)	2014	2013
Cash and cash equivalents	416.1	414.4
Current assets	281.7	243.6
Non-current assets	3,552.9	3,541.0
Total assets	4,250.7	4,199.0

Current liabilities	114.4	90.2
Non-current liabilities excluding long-term debt	570.2	526.4
Long-term debt	871.9	862.5
Total liabilities	1,556.5	1,479.1

Total equity	2,694.2	2,719.9
Total liabilities and equity	4,250.7	4,199.0

BALANCE SHEET REVIEW

Assets

Total assets were $4,250.7 million at September 30, 2014, compared to $4,199.0 million at December 31, 2013. The slight increase in total assets is primarily attributable to increases in current assets and mining interest. The increase in current assets is primarily from inventory as levels at Mesquite have increased from prior quarters and will be realized in the fourth quarter as production and sales increases. Mining interests consist of the Company’s mining properties, development projects and property, plant and equipment.

For the quarter ended September 30, 2014, the Company spent $73.7 million primarily focused on mine development at New Afton, continued project advancement at Rainy River and the purchase of new haul trucks at Mesquite. Other significant assets include cash and cash equivalents and inventories.

Liabilities

Total liabilities were $1,556.5 million at September 30, 2014, compared to $1,479.1 million at December 31, 2013. The 5% increase in liabilities is attributable to reclamation obligations and deferred tax liabilities.

Reclamation and Closure Cost Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability at September 30, 2014 is $65.2 million compared to $61.4 million at December 31, 2013. Changes in the liability compared to December 31, 2013 are primarily due to decreases in the discount rate used in the fair value calculation of the liability. The Company intends to spend $1.6 million in the current year on reclamation activities, and the remainder in future periods.

Long-Term Debt

The majority of the Company’s contractual obligations consists of long-term debt and interest payable. At September 30, 2014, the Company had $871.9 million in long-term debt compared to $862.5 million at December 31, 2013. For the nine months ended September 30, 2014, the Company capitalized interest of $24.5 million to qualifying development projects, $15.0 million of which has been allocated to Blackwater and the remaining $9.5 million to Rainy River. This compares to $14.3 million of capitalized interest for the prior-year period, $12.2 million of which was allocated to Blackwater and $2.1 million to Rainy River.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At September 30, 2014, the face value of these notes totalled $300 million and the carrying amount totalled $294.0 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At September 30, 2014, the face value of these notes totalled $500 million and the carrying amount totalled $491.4 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

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On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option, subject to commitments, to draw an additional $50.0 million above and beyond the base $300.0 million. The terms of the Facility result in a reduction in pricing compared to the replaced revolving credit facility. Net debt will continue to be used to calculate leverage for the purpose of covenant tests and pricing levels and the Facility contains two covenant tests, minimum interest coverage ratio and maximum leverage ratio, with the Facility no longer requiring the minimum tangible net worth test which was required under the replaced revolving credit facility. The Facility also contains a lower limit on the minimum interest coverage ratio and a higher limit on the maximum leverage ratio.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial covenant	2014	2013
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	5.5 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	1.4 : 1	1.3 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at September 30, 2014 (December 31, 2013 – 0.63% under the replaced revolving credit facility).

As at September 30, 2014, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$2.8 million for Blackwater’s reclamation requirements, and $1.0 million relating to worker’s compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $42.6 million as at September 30, 2014 (December 31, 2013 - $43.1 million).

Current and Deferred Income Taxes

The net deferred income tax liability increased from $210.0 million on December 31, 2013 to $293.3 million on September 30, 2014. This increase is mainly due to the recognition of a deferred tax liability of $48.3 million as a result of the change in the tax rate used in Chile from 20% to 35% due to the enactment of new legislation on September 26, 2014.

The current income tax receivable balance was $31.8 million at December 31, 2013 compared to $20.5 million at September 30, 2014 as the Company is still awaiting refunds in the U.S. and Mexico from prior-year returns.

LIQUIDITY AND CASH FLOW

As at September 30, 2014, the Company had cash and cash equivalents held by continuing operations of $416.1 million compared to $414.4 million at December 31, 2013. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s cash flows from operating, investing and financing activities, as presented in the Condensed Consolidated Statements of Cash Flows, are summarized in the following table for the three and nine months ended September 30:

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Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Cash generated (used) in operating activities	58.2	36.2	198.9	72.2
Cash generated (used) in investing activities	(52.9)	(170.5)	(169.1)	(307.5)
Cash generated (used) in financing activities	(1.9)	0.8	(27.0)	(21.4)
Effect of exchange rate changes on cash and cash equivalents	(1.3)	(0.2)	(1.1)	(2.3)
Change in cash and cash equivalents	2.1	(133.7)	1.7	(259.0)

Operating activities

Net cash generated from operating activities during the three months ended September 30, 2014 increased to $58.2 million. The Company further improved operational cash flow through lower taxes paid offset by lower sales and average realized prices on all metals. Additionally, in the third quarter of 2013, operating cash flow was impacted by the payment of Rainy River acquisition expenses.

Adjusted net cash generated from operations before changes in non-cash operating working capital(1) was $78.6 million for the third quarter of 2014 compared to $68.0 million in the same prior-year period. Working capital used during the quarter was driven by the combination of an increase in recoverable ounces being placed on the leach pad at Mesquite and the increase in Mexican tax receivables.

During the quarter, the Company received tax refunds in the amount of $3.5 million compared to taxes paid of $11.7 million in the prior-year period. The decrease in cash tax payments is primarily due to the geographical mix of profits. Specifically, a higher proportion of profits for the third quarter of 2014 was earned in Canada where the Company is utilizing its tax attributes compared to the prior-year period where a greater proportion of profits was earned in the U.S., Australia and Mexico.

For the nine months ended September 30, 2014, the Company generated operational cash flow of $198.9 million compared to $72.2 million in the prior-year period. Cash flow was positively impacted by the significant increase in copper sales, however this was offset by the decrease in gold and silver sales. On an adjusted basis, cash flow from operations(1) increased to $198.9 million from $155.7 million in the prior-year period.

Investing activities

Cash used in investing activities is primarily for the continued capital investment in our operations. Spending was higher than the prior-year period, with the Company outlaying $73.7 million during the third quarter of 2014. Expenditures are higher primarily due to Mesquite as the mine purchased four new haul trucks in the quarter, mine development at New Afton and at Rainy River as the project moves towards the construction phase. This has been offset by reductions in spending at Blackwater. Offsetting capital expenditures is the amount received for Blackwater relating to the British Columbia Mineral Tax Credit of $20.5 million as well as proceeds received from the sale of assets, and interest received.

In the prior-year period, the Company acquired the Rainy River project. The acquisition was completed on July 24, 2013, and the Company incurred an investing activity cash outflow of $107.2 million.

The following table summarizes the capital expenditures (Mining Interest per the Condensed Consolidated Statements of Cash Flows) for the three and nine months ended:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
New Afton	21.6	24.9	64.2	87.2
Mesquite	17.2	1.6	25.3	15.3
Peak Mines	6.2	9.8	19.0	35.2
Cerro San Pedro	6.8	6.4	27.7	13.7
Rainy River	20.2	7.5	44.4	7.5
Blackwater	1.7	13.5	10.0	42.2
Corporate	-	-	-	-
	73.7	63.7	190.6	201.1

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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In the opinion of management, the working capital at September 30, 2014, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing metal prices, exchange rates and operations per mine plans.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while continuing production at its current operations. In addition, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments for capital items related to operations and development. At September 30, 2014, these commitments totalled $246.7 million, $142.5 million of which are expected to fall due over the next 12 months. This compares to total commitments of $44.5 million at December 31, 2013. The increase is due to Rainy River signing the Engineering, Procurement and Construction Management contract with AMEC Consultants Ltd. and commitments for long lead items.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro Project

SEA, the Chilean environmental permitting authority, approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the Indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, El Morro’s environmental permit was reinstated. Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted. However, on October 7, 2014, the Chilean Supreme Court overturned the decision of the Copiapo Court of Appeals, thereby invalidating El Morro’s environmental permit.  At present, project activities have been suspended pending evaluation of the appropriate path forward.  El Morro remains committed to open and transparent dialogue with stakeholders.

Cerro San Pedro Mine

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosí were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that that inappropriate conditions were annulled. The Municipality submitted a request to appeal the Tribunal’s ruling on October 1, 2014. The licenses are in full force and effect while the Municipality’s request to appeal is being considered. Cerro San Pedro may not ultimately prevail in court proceedings regarding the terms and conditions of such licenses. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which adversely affect the Company’s production, cash flow and profitability.

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CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	886.5	886.5
Interest payable on long-term debt	52.3	104.5	104.5	130.4	391.7
Operating lease commitments(1)	15.8	4.5	1.1	0.1	21.5
Capital expenditure commitments(1)	142.5	104.1	-	-	246.6
Reclamation and closure cost obligations	1.2	2.8	6.8	71.6	82.4
Total contractual obligations	211.8	215.9	112.4	1,067.0	1,607.1
1.	Certain contractual commitments may contain cancellation clauses however, the Company discloses the contractual maturities of these commitments based on management’s intent to fulfill the contract.

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions for the quarter ended September 30, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

OUTSTANDING SHARES

As at October 29, 2014, there were 504,527,822 common shares of the Company outstanding. The Company had 11,351,126 stock options outstanding under its share option plan, exercisable for 11,351,126 common shares. In addition, the Company had 27,899,865 common share purchase warrants outstanding exercisable for 27,899,865 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

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The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in negative total cash costs on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flows from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flows from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statements of cash flows and deducts any expenditures that are classified as growth. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as growth and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statements. The definition of sustaining versus growth is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as growth and are excluded.

Costs excluded from all-in sustaining costs are growth capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

To provide additional information to investors, we have also calculated all-in sustaining costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

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TOTAL CASH COSTS and ALL-IN SUSTAINING COSTS PER OUNCE RECONCILIATION

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Operating expenses	94.2	102.1	288.0	313.8
Treatment and refining charges on concentrate sales	8.2	7.3	25.7	21.4
Adjustments(1)	0.3	(0.6)	0.8	(1.1)
Total cash costs before by-product revenue	102.7	108.8	314.5	334.1
By-product copper and silver sales	(75.3)	(82.5)	(241.8)	(219.3)
Total cash costs net of by-product revenue	27.4	26.3	72.7	114.8
Ounces of gold sold	88,168	94,082	266,956	287,300
Total cash costs per gold ounce sold ($/ounce)	311	280	272	399
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	666	686	668	731
Total cash costs net of by-product revenue	27.4	26.3	72.7	114.8
Sustaining capital expenditures(3)	36.5	35.8	90.6	108.6
Sustaining exploration - expensed & capitalized	2.3	2.1	8.6	8.6
Corporate G&A including share-based compensation(4)	7.2	8.7	25.5	27.1
Reclamation expenses	1.3	0.3	4.0	1.1
Total all-in sustaining costs	74.8	73.2	201.3	260.2
All-in sustaining costs per gold ounce sold ($/ounce)	848	779	754	905
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	983	989	951	1,056
1.	Adjustments include non-cash items related to royalties and asset retirement obligations.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statements of cash flows.
4.	This is the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Mining Interests per statements of cash flows	73.7	63.7	190.6	201.1
Blackwater growth capital expenditure	(1.7)	(13.4)	(10.0)	(42.4)
New Afton growth capital expenditure (1)	(8.4)	(1.1)	(20.6)	(31.7)
Cerro San Pedro growth capital expenditure (2)	(5.8)	(5.3)	(22.0)	(8.7)
Rainy River growth capital expenditure	(20.2)	(7.5)	(44.4)	(7.5)
Sustaining capitalized exploration included in mining interests	(1.1)	(0.6)	(3.0)	(2.2)
Sustaining capital expenditures	36.5	35.8	90.6	108.6
1.	Current quarter growth capital expenditure at New Afton relates to the mill expansion and the preliminary economic assessment and exploration for the C-zone. Prior period costs relate to acceleration of the east cave development and exploration costs related to advancing the C-zone.
2.	Growth capital expenditure at Cerro San Pedro is the capitalized stripping costs related to Phase 5.

Adjusted Net Earnings and Adjusted Net Earnings per Share (basic)

“Adjusted net earnings” and “adjusted net earnings per share (basic)” are non-GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•	Impairment losses;
•	Gains (losses) on fair value through profit and loss financial assets;
•	Ineffectiveness of hedging instruments and monetization of the Company’s legacy hedge position;
•	Fair value changes on the share purchase warrants;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items. Other adjustments to net earnings also include the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes an adjustment for the impact of the increase in the Chilean income tax rate used by the Company which was enacted in the third quarter of 2014. There is no similar adjustment in the third quarter of 2013. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

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The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Net earnings (loss) before taxes	(11.5)	22.5	11.0	90.2
Loss on foreign exchange	23.1	(6.7)	26.1	11.8
Unrealized loss (gain) on share purchase warrants	(9.2)	(1.6)	(4.4)	(44.8)
Loss on hedge monetization over original term of hedge	6.8	7.0	20.5	11.7
Other	(0.1)	7.3	(0.2)	(1.2)
Adjusted net earnings before tax	9.1	28.5	53.0	67.7

Income tax expense	(48.1)	(10.3)	(56.2)	(26.7)
Income tax adjustments	44.4	1.8	35.0	3.6
Adjusted income tax expense	(3.7)	(8.5)	(21.2)	(23.1)

Adjusted net earnings	5.4	20.0	31.8	44.6
Adjusted earnings per share (basic)	0.01	0.04	0.06	0.09
Adjusted effective tax rate	41%	30%	40%	34%

Adjusted net cash (used) generated from operations before changes in non-cash operating working capital

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Net cash (used) generated from operations	58.2	36.2	198.9	72.2
Add back: Settlement payment of gold hedge contracts	-	-	-	65.7
Add back: Rainy River transaction costs	-	4.9	-	4.9
Add back: Payment of Rainy River acquisition expenses	-	12.9	-	12.9
Adjusted net cash generated from operations	58.2	54.0	198.9	155.7
Add back: Change in non-cash operating working capital	20.4	14.0	41.7	31.1
Adjusted net cash generated from operations before changes in non-cash working capital	78.6	68.0	240.6	186.8

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

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Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

operating margin reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Revenues	169.3	196.0	537.9	581.3
Less: Operating expenses	(94.2)	(102.1)	(288.0)	(313.8)
Operating margin	75.1	93.9	249.9	267.5

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

average realized price reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2014	2013	2014	2013
Revenues from gold sales	109.0	127.9	342.5	395.1
Ounces of gold sold	88,168	94,082	266,956	287,300
Average realized price per ounce of gold sold	1,236	1,359	1,283	1,375

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2013 year end audited consolidated financial statements and our latest Annual Information Form, dated March 28, 2014 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico, where it operates, as well as in Canada and Chile with respect to its development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions where it may operate or have development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

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Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail the Company’s operations.

Other Regulatory Risk

The Company is and will also be subject to other government regulations such as tax reforms. New Gold is continuing to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

A deferred tax expense of $48.3 million has been recorded during the three and nine months ended September 30, 2014 as a result of a tax reform enacted by the Chilean government on September 26, 2014.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 of the audited consolidated financial statements for the year ended December 31, 2013.

September 30, 2014
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	416.1	-	-	-	416.1
Trade and other receivables	36.4	-	-	-	36.4
Provisionally prices contracts	-	(7.4)	-	-	(7.4)
Copper swap contracts	-	3.6	-	-	3.6
Investments	-	-	0.4	-	0.4
Financial liabilities
Trade and other payables(1)	-	-	-	112.8	112.8
Long-term debt	-	-	-	871.9	871.9
Warrants	-	21.7	-	-	21.7
Share award units	-	2.5	-	-	2.5
(1)	Trade and other payables excludes the short term portion of reclamation and closure cost obligation.

December 31, 2013
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables(1)	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Share award units	-	0.9	-	-	0.9
(1)	Trade and other payables excludes the short term portion of reclamation and closure cost obligation.

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The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss arising if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at September 30, 2014 is not considered to be high.

The Company’s maximum exposure to credit risk at September 30, 2014 and 2013 is as follows:

	September 30	December 31
(in millions of U.S. dollars)	2014	2013
Cash and cash equivalents	416.1	414.4
Trade receivables	32.6	19.3
Total financial instruments subject to credit risk	448.7	433.7

The aging of accounts receivable at September 30, 2014 and December 31, 2013 is as follows:

						September 30	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2014 Total	2013 Total
New Afton(1)	(1.3)	4.9	0.4	2.3	-	6.3	5.9
Mesquite	0.5	-	-	-	-	0.5	0.4
Peak Mines(1)	2.1	-	-	-	-	2.1	3.0
Cerro San Pedro	3.7	1.9	1.8	1.8	13.2	22.4	8.5
Rainy River	0.3	-	-	-	-	0.3	0.8
Blackwater	0.3	-	-	-	-	0.3	0.5
Corporate	0.7	-	-	-	-	0.7	0.2
Total trade receivables	6.3	6.8	2.2	4.1	13.2	32.6	19.3
(1)	Unsettled provisionally priced concentrate contracts and copper swap contracts are expected to settle between November 2014 and March 2015.

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The Company sells its gold and copper concentrate production from New Afton to six different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of these customers or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous metal market traders worldwide.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the year ended December 31, 2013.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

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					September 30	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3 years	4-5 years	After 5 years	2014 Total	2013 Total
Trade and other payables	114.0	0.4	-	-	114.4	90.2
Long-term debt	-	-	-	886.5	886.5	878.4
Interest payable on long-term debt	52.3	104.5	104.5	130.4	391.7	417.8
Provisionally priced contracts net of copper swap contracts	3.8	-	-	-	3.8	1.2
	170.1	104.9	104.5	1,016.9	1,396.4	1,387.6

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk

The Company operates in Canada, the United States, Australia, Mexico and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; share purchase warrants; and provisions. The Company is also exposed through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in currencies other than the U.S. dollar give rise to temporary differences resulting in a deferred tax asset or liability with the resulting deferred tax to income tax expense.

The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at September 30, 2014
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	23.0	4.1	2.0	-
Trade and other receivables	7.7	2.1	22.3	-
Income tax receivable/ (payable)	(0.7)	(1.9)	17.0	-
Deferred tax asset	92.0	8.3	8.9	-
Trade and other payables	(42.2)	(13.2)	(22.4)	-
Deferred tax liability	(150.8)	(46.6)	(123.0)	-
Reclamation and closure cost obligations	(18.7)	(16.3)	(19.4)	-
Warrants	(21.7)	-	-	-
Provisions	(1.0)	(8.7)	(0.7)	-
Gross balance exposure	(112.4)	(68.3)	(115.3)	-

As at December 31, 2013
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	61.5	2.0	0.8	-
Trade and other receivables	7.3	3.0	8.6	-
Income tax receivable/ (payable)	2.3	7.4	16.6	-
Deferred tax asset	130.3	8.3	8.9	-
Trade and other payables	(41.3)	(22.2)	(22.6)	-
Deferred tax liability	(145.0)	(50.0)	(78.4)	-
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)	-
Warrants	(27.8)	-	-	-
Share award units	(1.6)	-	-	-
Gross balance exposure	(31.6)	(67.1)	(84.7)	-

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iii. Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	September 30	December 31
(in millions of U.S. dollars)	2014	2013
Canadian dollar	(11.2)	(3.2)
Australian dollar	(6.8)	(6.7)
Mexican peso	(11.5)	(8.5)
Chilean peso	-	-
Total translation risk exposure	(29.6)	(18.4)

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Facility interest is variable; however, the Facility is undrawn as at September 30, 2014.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market prices of gold, silver and copper. Gold prices have historically fluctuated widely. Gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the quarter ended September 30, 2014, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,214 to $1,340 per ounce, and by copper prices in the range of $3.05 to $3.26 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at September 30, 2014, working capital includes unpriced gold and copper concentrate receivables totalling 26,945 ounces of gold and 48.1 million pounds of copper. A $100 change in the gold price per ounce would have an impact of $2.7 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $4.8 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

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An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended September 30
	2014	2014	2013	2013
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	10.9	-	12.8	-
Silver price	0.3	-	7.6	-
Copper price	7.1	-	0.5	-
Fuel price	1.7	-	1.8	-
Warrants	2.2	-	3.3	-
Share award units	0.6	-	0.5	-
Total price risk exposure	22.8	-	26.5	-

Nine months ended September 30
	2014	2014	2013	2013
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	34.2	-	39.5	-
Silver price	1.6	-	2.5	-
Copper price	22.0	-	19.1	-
Fuel price	5.2	-	5.0	-
Warrants	2.2	-	3.3	-
Share award units	0.6	-	0.5	-
Total price risk exposure	65.8	-	69.9	-

CRITICAL judgments and ESTIMATion uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment has occurred;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been attained.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

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(ii) Functional currency

The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater and Rainy River development projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in metal prices, unfavourable changes to the legal environment in which the entity operates and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

(v) Impairment of available for sale securities

In assessing whether there is any objective evidence that suggests that equity securities are impaired, management considers factors which include the length of time and extent the fair value has been below cost, along with management’s assessment of the financial condition, business and other risks of the issuer. Management weighs all these factors to determine the impairment, but to the extent that management judgment may differ from the actual experience of the timing and amount of the recovery of the fair value, the estimate for impairment could change from period to period based upon future events that may or may not occur, and the conclusion for the impairment of the equity securities may differ.

(vi) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

(vii) Determination of purchase price allocation

Business combinations require the Company to determine the identifiable asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation

Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

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(iii) Mineral Reserves and Resources

The figures for Mineral Reserves and Mineral Resources are determined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards as required under National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life-of-mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and can be implemented without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

FUTURE CHANGES IN ACCOUNTING POLICIES

On May 12, 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment (“IAS 16”), and IAS 38, Intangible Assets (“IAS 38”). In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for reporting periods beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of applying the amendments but does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

On July 24, 2014 the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

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CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal controls over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) has released an updated version of its Internal Control – Integrated Framework in May 2013 which sets the criteria on which management bases its assessment of the Company’s Internal Control for Financial Reporting. The updated Framework is intended to strengthen the existing control framework by taking into account changes in the business environment and operations by developing a more formal structure for the design and evaluation of the effectiveness of internal controls.

The updated framework is effective on December 15, 2013 and management will comply with the new 2013 update COSO Framework on or before December 15, 2014.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2014. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by COSO. Based on its assessment, management has concluded that, as at September 30, 2014, the Company’s internal controls over financial reporting is effective based on those criteria.

The Company’s internal controls over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

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CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference NI 43-101. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and Resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “2014 Outlook”, “Economic Outlook”, “Liquidity and Cash Flow” and “Contractual Obligations”, and include, among others, statements with respect to: guidance for production; total cash costs and all-in sustaining costs; expected mining activities; exploration potential, planned exploration and drilling activities and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River Feasibility Study, including expected production, costs, mine life, mining and processing methods and rates, grades, stockpiling plan, NPV, IRR, and payback period (and related sensitivities); the timing of permitting activities and environmental assessment processes; expected timing of project development activities, including targeting timing for commissioning and full production at Rainy River; targeted throughput increase at New Afton; timing for commissioning and full production related to the New Afton mill expansion; project activities at El Morro; expected reclamation and closure costs; the outlook for gold prices; and goals for corporate development activities and corporate social responsibility.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, U.S. dollar, Australian dollar and Mexican peso being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) permitting and arrangements with First Nations and other Aboriginal groups with respect to the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment processes for the Rainy River and Blackwater projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities by El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for the Rainy River project; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Rainy River and Blackwater projects. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, at New Gold. Mr. Peterson is an AIPG Certified Professional Geologist and a “Qualified Person” under National Instrument 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s Annual Information Form dated March 28, 2014, New Gold’s December 12, 2013 news release entitled “New Gold Announces Blackwater Feasibility Study Results” and the related Technical Report filed on January 22, 2014, New Gold’s January 16, 2014 news release entitled “New Gold Announces its Rainy River Feasibility Study Results” and related Technical Report filed on February 14, 2014, New Gold’s news releases “New Gold announces 24% Increase in New Afton C-zone Gold Measured and Indicated Mineral Resources” dated July 7, 2014 and “New Gold Provides New Afton C-zone Exploration Update” dated September 11, 2014 and the NI 43-101 Technical Reports for its other material properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold's mineral properties.

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